UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

Tucows Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

898697206
(CUSIP Number)

Alexis Fortune Blacksheep Fund Management Ltd. Rock House, Main Street Blackrock, Co. Dublin, Ireland A94 YY39 Telephone Number +353 1 566 8192
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

____________

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	898697206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blacksheep Fund Management Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,147,251

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,147,251

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,147,251

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	898697206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blacksheep Master Fund Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,147,251

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,147,251

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,147,251

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	898697206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Herdwick Capital Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,147,251

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,147,251

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,147,251

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%

14.	TYPE OF REPORTING PERSON

HC

CUSIP No.	898697206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Alexis Fortune

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,147,251

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,147,251

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,147,251

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	898697206

Item 1.	Security and Issuer.

The name of the issuer is Tucows Inc., a Pennsylvania corporation (the "Issuer"). The address of the Issuer's principal executive offices is 96 Mowat Avenue, Toronto, Ontario M6K 3M1 Canada. This Schedule 13D relates to the Issuer's Common Stock (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by Blacksheep Fund Management Ltd, an Irish company (“Blacksheep”), Blacksheep Master Fund Ltd, a Cayman Islands exempted company (the “Fund”), Herdwick Capital Ltd, an Irish company (the “Parent Company”) and Alexis Fortune, an Irish citizen (collectively, the "Reporting Persons").

(b)	The principal business address for Blacksheep,the Parent Company and Mr. Fortune is Rock House, Main Street, Blackrock, Co. Dublin, Ireland A94 YY39. The principal business address for the Fund is c/o Mourant Governance Services, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108.

(c)	Mr Fortune is the Chief Investment Officer of Blacksheep and a Director of the Parent Company. The Parent Company is the parent company of Blacksheep. The principal business of Blacksheept is serving as an investment adviser to its clients. Blacksheep is the investment manager to the Fund. The principal business of the Fund is purchasing, holding and selling securities for investment purposes.

(d), (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares by the Fund came from the working capital of the Fund, over which the Reporting Persons, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.

The Reporting Persons have had and anticipate having further conversations with members of the Issuer's management and board of directors regarding possible ways to enhance shareholder value. The topics of these conversations will cover a range of issues, potentially including those relating to the business of the Issuer, capital allocation, mergers, acquisition and disposals, balance sheet management, board composition (which may include possibly adding a candidate or candidates supported by the Reporting Persons to the Issuer’s board of directors), investor communication, and corporate governance. The Reporting Persons may also have similar conversations with other stockholders of the Issuer and other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals, and other investors. The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing.

No Reporting Person has any present plan or proposal which would relate to or would result in any of the matters set forth in subparagraphs (a)- (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons may in the future take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer's management and the board of directors, other stockholders of the Issuer, and other interested parties, such as those set out above.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to its investment position in the Issuer as it deems appropriate, including, without limitation, purchasing additional Shares or selling some or all of its Shares, and/or engaging in hedging or similar transactions with respect to the Shares.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of 1,147,251 Shares, constituting 10.6% of the Shares, based upon 10,793,390* Shares outstanding.

Blacksheep has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,147,251 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,147,251 Shares.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,147,251 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,147,251 Shares.

The Parent Company has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,147,251 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,147,251 Shares.

Mr. Fortune has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,147,251 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,147,251 Shares.

*This outstanding Shares figure reflects the number of outstanding Shares at November 1, 2022, as reported in the Form 10-Q filed by the Issuer on November 3, 2022.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2022
(Date)

Blacksheep Fund Management Ltd* By: /s/ Alexis Fortune
(Signature)

Alexis Fortune, Chief Executive Officer
(Name/Title)

Blacksheep Master Fund Ltd By: Blacksheep Fund Management Ltd, its investment manager By: /s/ Alexis Fortune
(Signature)

Alexis Fortune, Chief Executive Officer
(Name/Title)

Herdwick Capital Ltd* By: /s/ Alexis Fortune
(Signature)

Alexis Fortune, Director
(Name/Title)

/s/ Alexis Fortune*
Alexis Fortune

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated December 20, 2022, relating to the Common Stock of Tucows Inc. shall be filed on behalf of the undersigned.

December 20, 2022
(Date)

Blacksheep Fund Management Ltd By: /s/ Alexis Fortune
(Signature)

Alexis Fortune, Chief Executive Officer
(Name/Title)

Blacksheep Master Fund Ltd By: Blacksheep Fund Management Ltd, its investment manager By: /s/ Alexis Fortune
(Signature)

Alexis Fortune, Chief Executive Officer
(Name/Title)

Herdwick Capital Ltd By: /s/ Alexis Fortune
(Signature)

Alexis Fortune, Director
(Name/Title)

/s/ Alexis Fortune
Alexis Fortune